UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Waters Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-14010	13-3668640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

34 Maple Street, Milford, Massachusetts	01757
(Address of principal executive offices)	(Zip Code)

Mark T. Beaudouin	508-478-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure of Waters Corporation in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Disclosure of Waters Corporation (“Waters” or the “Company”) for the calendar year January 1 to December 31, 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).

In accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin (Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan) and Gold (the “3TGs” or “Conflict Minerals”)) are necessary to the functionality or production of its manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the 3TGs originated in Democratic Republic of the Congo (the “DRC”) or adjoining countries, or are from recycled or scrap sources.

Waters determined that the 3TGs are used in certain materials that are used in the Company’s instrument systems. The Company has established a program to ensure the responsible sourcing of these materials in its worldwide supply chain as reflected in Waters’ Conflict Minerals Statement, which is made available to employees, suppliers and to the public on our website at www.waters.com under “Corporate Governance”. The Company’s program is based upon certain industry guidance, including the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization of Economic Cooperation and Development. The Company’s program involves the review of its worldwide supply chain for materials that contain the 3TGs and the evaluation of the risk that these materials are sourced from the mines controlled by the armed groups in the DRC or adjoining countries. The Company performed this through a series of RCOIs using the template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative known as the EICC/CFSI Conflict Minerals Reporting Template to determine where the 3TGs are sourced.

The Company exercised due diligence over the RCOIs received from its worldwide suppliers. No suppliers informed Waters, in response to Waters’ due diligence inquiries, that it obtained the 3TGs from the mines controlled by the armed groups in the DRC or an adjoining country. However, certain suppliers did not respond to the inquiry, while others replied that they did not know the reasonable country of origin of the 3TGs that were sourced from them. In accordance with the Act, as a result of the information the Company received from its suppliers for calendar year 2014, Waters was not able to determine with certainty the country of origin of some of the 3TGs in its manufactured products, but does not have reason to believe that its necessary 3TGs may have originated from mines controlled by the armed groups in the in the DRC or an adjoining country.

This information is publicly available on our website at www.waters.com under “Corporate Governance, Conflict Minerals Statement”.

Section 2 Exhibits

Item 2.01 Exhibits

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Waters Corporation
(Registrant)

/s/ Mark T. Beaudouin	May 29, 2015
By Mark T. Beaudouin
Vice President, General Counsel and Secretary